STATEMENT OF INVESTMENTS

General Government Securities Money Market Fund

August 31, 2008 (Unaudited)

U.S. Government Agencies--84.3%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Farm Credit Bank:			
9/15/09	2.05	100,000,000 a	99,995,009
3/12/10	2.20	54,180,000 a	54,105,870
Federal Home Loan Bank System:			
9/2/08	1.95	112,000,000	111,993,933
9/5/08	2.09	29,800,000	29,793,146
9/17/08	2.36	100,000,000	99,895,556
9/19/08	2.23	10,000,000	9,988,850
9/24/08	2.12	40,000,000	39,946,333
10/8/08	2.36	72,000,000	71,826,100
10/16/08	2.37	3,000,000	2,991,169
2/13/09	1.90	100,000,000	100,272,175
2/27/09	2.55	35,000,000	35,006,523
3/5/09	2.55	40,000,000	40,003,244
4/14/09	2.25	65,100,000	65,094,366
5/7/09	2.35	20,000,000	20,018,889
5/19/09	2.50	50,000,000	50,005,307
9/4/09	2.12	150,000,000 a	150,000,000
9/18/09	2.14	66,000,000 a	66,006,797
Federal Home Loan Mortgage Corp.:			
12/19/08	2.48	43,000,000 b	42,681,024
12/29/08	2.50	35,633,000 b	35,342,066
1/12/09	2.27	40,000,000 b	40,419,756
2/17/09	2.21	1,200,000 b	1,214,190
Federal National Mortgage Association:			
9/2/08	2.23	175,000,000 a,b	175,000,000
10/31/08	2.39	147,494,000 b	146,910,120
Total U.S. Government Agencies (cost $1,488,510,423)			**1,488,510,423**

Repurchase Agreements--15.6%			
Barclays Financial LLC dated 8/29/08, due 9/2/08 in the amount of $6,001,400 (fully collateralized by $6,040,000 Federal National Mortgage Association, 5.13%, due 12/18/17, value $6,120,015)	2.10	6,000,000	6,000,000
Barclays Financial LLC dated 8/29/08, due 9/2/08 in the amount of $75,017,833 (fully collateralized by $79,682,421 Government National Mortgage Association, 5.50%, due 2/15/38-7/20/38, value $76,500,000)	2.14	75,000,000	75,000,000
Deutsche Bank Securities dated 8/29/08, due 9/2/08 in the amount of $75,017,833 (fully collateralized by $53,038,386			

Federal Home Loan Mortgage Corp., 5%-7%, due 1/1/17-8/1/38, value $21,490,099 and $122,136,642 Federal National Mortgage Association, 0%-7%, due 8/1/12-8/1/38, value $55,009,901)	2.14	75,000,000	75,000,000
Merrill Lynch & Co. Inc.			
dated 8/29/08, due 9/2/08 in the amount of $70,016,489 (fully collateralized by $529,110,096 Government National Mortgage Association, 5.125%-6.50%, due 7/20/26-9/15/35, value $71,400,031)	2.12	70,000,000	70,000,000
UBS Securities LLC			
dated 8/29/08, due 9/2/08 in the amount of $50,011,722 (fully collateralized by $47,885,000 U.S. Treasury Notes, 6.50%, due 2/15/10, value $51,003,887)	2.11	50,000,000	50,000,000
Total Repurchase Agreements (cost $276,000,000)			**276,000,000**
Total Investments (cost $1,764,510,423)		**99.9%**	**1,764,510,423**
Cash and Receivables (Net)		**.1%**	**1,239,643**
Net Assets		**100.0%**	**1,765,750,066**

a   Variable rate security--interest rate subject to periodic change.
b   On September 7, 2008, the Federal Housing Finance Agency (FHFA) placed Federal National Mortgage Association and Federal Home Loan Mortgage Corporation into conservatorship with FHFA as the conservator.

At August 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those
securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment
Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained
from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of August 31, 2008 in valuing the fund's investments carried
at fair value:

Valuation Inputs	Investments in Securities ($)
Level 1 - Quoted Prices	0
Level 2 - Other Significant Observable Inputs	1,764,510,423
Level 3 - Significant Unobservable Inputs	0
Total	1,764,510,423

STATEMENT OF INVESTMENTS

General Treasury Prime Money Market Fund

August 31, 2008 (Unaudited)

U.S. Treasury Bills--100.3%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
9/4/08	1.48	93,240,000	93,228,539
9/11/08	1.71	32,430,000	32,414,596
9/15/08	1.78	11,383,000	11,375,151
9/18/08	1.82	27,000,000	26,976,826
9/25/08	1.60	4,810,000	4,804,869
10/2/08	1.53	42,000,000	41,945,078
10/16/08	1.41	28,000,000	27,950,862
11/20/08	1.69	32,850,000	32,726,850
11/28/08	1.71	2,240,000	2,230,692
12/4/08	2.04	22,500,000	22,381,325
12/11/08	1.92	100,500,000	99,963,529
12/18/08	1.88	61,000,000	60,658,045
12/26/08	1.92	50,000,000	49,694,147
1/15/09	1.83	25,000,000	24,828,583
Total Investments (cost $531,179,092)		**100.3%**	**531,179,092**
Liabilities, Less Cash and Receivables		**(.3%)**	**(1,632,217)**
Net Assets		**100.0%**	**529,546,875**

At August 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of August 31, 2008 in valuing the fund's investments carried
at fair value:

Valuation Inputs	Investments in Securities ($)
Level 1 - Quoted Prices	0
Level 2 - Other Significant Observable Inputs	531,179,092
Level 3 - Significant Unobservable Inputs	0
Total	531,179,092